Ballard Power Systems Inc.

News Release

Ballard Now In Compliance With NASDAQ Minimum Bid Price Rule

For Immediate Release – March 20, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) today announced that it has received written notification from the NASDAQ Market LLC (“NASDAQ”) indicating that the Company has regained compliance with the minimum bid price requirement of $1.00 per share for continued listing on the NASDAQ Global Select Market set forth in NASDAQ Listing Rule 5450(a)(1), as its common shares achieved a closing bid price of $1.00 or more for 10 consecutive business days.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning Ballard’s continuing compliance with the minimum bid price rule. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com